FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 27, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc
Results for the half year ended 30 June 2015

The Royal Bank of Scotland plc (the 'Bank' or 'RBS plc') is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (the 'holding company' or 'RBSG'). The 'Group' comprises RBS plc and its subsidiary and associated undertakings. 'RBS Group' comprises the holding company and its subsidiary and associated undertakings.

Financial review

Operating (loss)/profit
Operating loss before tax was £115 million compared with a profit of £1,744 million in the first half of 2014. The decrease was due to a reduction in non-interest income, down £1,174 million, reflecting the planned scaling back of Corporate & Institutional Banking (CIB) and an increase in operating expenses, up £1,227 million, mainly in relation to litigation, conduct and restructuring costs, only partially offset by impairment releases of £420 million compared with impairment losses of £178 million in the first half of 2014.

Net interest income
Net interest income was stable, with good asset growth in UK PBB and Commercial Banking partially offsetting declines in other portfolios.

Non-interest income
Non-interest income decreased by £1,174 million, 32% to £2,541 million compared with £3,715 million in the first half of 2014. This was primarily due to a decline in income from trading activities (down £741 million) in line with CIB's risk and resource reduction. There was also a reduction within other operating income (down £263 million) partly due to lower gains on the sale of available-for-sale securities in Treasury of £2 million compared with £209 million in H1 2014.

Operating expenses
Operating expenses increased by £1,227 million, 20% to £7,321 million compared with £6,094 million in the first half of 2014. Litigation and conduct costs relating to foreign exchange and mortgage-backed securities litigation and investigations in the United States, together with other customer redress, totalled £1,257 million with no such charges in H1 2014. A charge of £100 million was recognised for Payment Protection Insurance compared with £150 million in H1 2014.  An additional net charge of £69 million was recognised in relation to Interest Rate Hedging Products (IRHP) redress compared with £100 million in H1 2014.

This was partially offset by the non-repeat of £130 million write-down of goodwill in H1 2014, a decrease in premises and equipment of £379 million, 34%, to £736 million, reflecting a shrinking property portfolio and a decrease in staff costs of £134 million, 5%, to £2,828 million reflecting headcount reductions; principally in higher cost businesses.

Included within operating expenses are restructuring costs of £1,470 million compared with £445 million in H1 2014, principally relating to CIB and to the Williams & Glyn separation. Restructuring costs included intangible software write-offs in CIB and Private Banking totalling £606 million.

Impairment losses
Net impairment releases of £420 million were recorded in H1 2015 compared with net impairment losses of £178 million in H1 2014, reflecting continued benign credit conditions and improvement in underlying collateral values. Net loan impairment releases were recorded in all operating segments except Commercial Banking, where impairments nevertheless remained low.

Discontinued operations
Profit from discontinued operations of £354 million related to Citizens.

Financial review

Balance sheet
Total assets were £961.1 billion, a decrease of £84.0 billion, 8%, compared with 31 December 2014, principally reflecting the planned scaling back of CIB and run off in RCR. The major movements were:

•
Net loans and advances to customers decreased by £15.4 billion, 4%, to £361.6 billion, driven by the planned scaling back of CIB and run off in RCR and the transfer of £3.0 billion to disposal groups in relation to the International Private Banking business, partially offset by strong UK mortgage growth.

•	Debt securities were £75.8 billion, a decrease of £8.5 billion, 10%, compared with 31 December 2014, primarily due to the reduction in scale of CIB.

•	Deposits by banks were down £8.3 billion 13%, to £55.6 billion, primarily in CIB, due to a decrease in collateral held against the derivative portfolio and lower repurchase agreements.

•
Customer deposits decreased by £4.9 billion, 1%, to £390.1 billion with good growth in UK personal current and savings accounts more than offset by the reduction in the scale of CIB and by the impact of the weakening euro on balances in Ulster Bank and the transfer of £7.5 billion to disposal groups in relation to the International Private Banking business.

•
Assets and liabilities of disposal groups increased by £7.6 billion, 9%, to £88.6 billion and £9.1 billion, 13%, to £80.4 billion respectively, primarily reflecting the inclusion of International Private Banking which is being sold to Union Bancaire Priveé.

•
Total equity increased by £1.4 billion, 3%, to £50.5 billion. Non-controlling interests increased by £2.8 billion to £5.2 billion as a result of the sale of a further tranche of Citizens Financial Group (CFG) shares in March 2015. Owners' equity decreased by £1.4 billion, 3%, to £45.4 billion, principally reflecting the attributable loss for the period, losses on cashflow hedges and currency translation losses.

Capital ratios
Capital ratios at 30 June 2015 were 10.8% (CET1), 10.8% (Tier 1) and 16.4% (Total) compared with 10.0% (CET1), 10.0% (Tier 1) and 15.5% (Total) at 31 December 2014. Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

	30 June	31 December
Risk-weighted assets by risk	2015	2014
	£bn	£bn

Credit risk
- non-counterparty	233.3	252.6
- counterparty	27.2	29.9
Market risk	21.4	22.8
Operational risk	32.1	35.3

	314.0	340.6

Williams & Glyn
RBS Group is continuing to work towards the separation of Williams & Glyn in the summer of 2016 and IPO by the end of 2016. In May 2015 the Competition & Markets Authority announced that it had been asked by the Chancellor to advise on the competition implications of the Williams & Glyn divestment. The review is expected to be completed later this year and at this stage its outcome cannot be predicted. See appendix 1 for further details.

Condensed consolidated income statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Interest receivable	5,997	6,419
Interest payable	(1,752)	(2,118)

Net interest income	4,245	4,301

Fees and commissions receivable	1,920	2,201
Fees and commissions payable	(352)	(469)
Income from trading activities	693	1,434
Gain on redemption of own debt	-	6
Other operating income	280	543

Non-interest income	2,541	3,715

Total income	6,786	8,016
Operating expenses	(7,321)	(6,094)

(Loss)/profit before impairment losses	(535)	1,922
Impairment releases/(losses)	420	(178)

Operating (loss)/profit before tax	(115)	1,744
Tax charge	(249)	(531)

(Loss)/profit from continuing operations	(364)	1,213
Profit from discontinued operations, net of tax	354	285

(Loss)/profit for the period	(10)	1,498
Non-controlling interests	(292)	(5)
Preference shareholders	(30)	(36)

(Loss)/profit attributable to ordinary shareholders	(332)	1,457

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

(Loss)/profit for the period	(10)	1,498

Items that qualify for reclassification
Available-for-sale financial assets	(104)	128
Cash flow hedges	(711)	244
Currency translation	(338)	(620)
Tax	168	(133)

Other comprehensive loss after tax	(985)	(381)

Total comprehensive (loss)/income for the period	(995)	1,117

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	313	-
Preference shareholders	30	36
Ordinary shareholders	(1,338)	1,081

	(995)	1,117

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 December
	2015	2014
	£m	£m

Assets
Cash and balances at central banks	81,374	73,983
Amounts due from fellow subsidiaries	1,567	2,333
Other loans and advances to banks	40,084	42,259
Loans and advances to banks	41,651	44,592
Amounts due from holding company and fellow subsidiaries	1,586	1,323
Other loans and advances to customers	359,995	375,615
Loans and advances to customers	361,581	376,938
Debt securities	75,763	84,274
Equity shares	3,048	5,203
Settlement balances	9,658	4,710
Amounts due from holding company and fellow subsidiaries	1,579	2,738
Other derivatives	280,961	351,844
Derivatives	282,540	354,582
Intangible assets	7,185	7,765
Property, plant and equipment	4,832	6,123
Deferred tax	1,453	1,510
Prepayments, accrued income and other assets	3,387	4,413
Assets of disposal groups	88,644	81,033

Total assets	961,116	1,045,126

Liabilities
Amounts due to fellow subsidiaries	3,249	4,208
Other deposits by banks	52,347	59,642
Deposits by banks	55,596	63,850
Amounts due to holding company and fellow subsidiaries	4,851	5,843
Other customers accounts	385,242	389,156
Customer accounts	390,093	394,999
Debt securities in issue	34,844	41,996
Settlement balances	7,341	4,498
Short positions	24,560	23,028
Amounts due to holding company	1,656	2,005
Other derivatives	272,856	348,778
Derivatives	274,512	350,783
Accruals, deferred income and other liabilities	13,150	12,262
Retirement benefit liabilities	1,838	2,550
Deferred tax	193	236
Amounts due to holding company	19,047	19,639
Other subordinated liabilities	9,043	10,830
Subordinated liabilities	28,090	30,469
Liabilities of disposal groups	80,357	71,284

Total liabilities	910,574	995,955

Equity
Non-controlling interests	5,158	2,385
Owners' equity
Called up share capital	6,609	6,609
Reserves	38,775	40,177

Total equity	50,542	49,171

Total liabilities and equity	961,116	1,045,126

Condensed consolidated statement of changes in equity for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Called-up share capital
At beginning and end of period	6,609	6,609

Share premium account
At beginning of period	26,807	26,290
Redemption of preference shares classified as debt (1)	-	517

At end of period	26,807	26,807

Merger reserve
At beginning of period	10,834	10,800
Unwind of merger reserve	16	-

At end of period	10,850	10,800

Available-for-sale reserve
At beginning of period	400	359
Unrealised (losses)/gains	(93)	445
Realised gains	(24)	(317)
Tax	35	(58)
Transfer to retained earnings	(43)	-

At end of period	275	429

Cash flow hedging reserve
At beginning of period	1,026	(86)
Amount recognised in equity	(27)	963
Amount transferred from equity to earnings	(705)	(719)
Tax	129	(69)
Transfer to retained earnings	9	-

At end of period	432	89

Foreign exchange reserve
At beginning of period	1,762	1,842
Retranslation of net assets	(286)	(726)
Foreign currency (losses)/gains on hedges of net assets	(48)	111
Tax	9	(6)
Transfer to retained earnings	(642)	-

At end of period	795	1,221

Retained earnings
At beginning of period	(652)	2,972
(Loss)/profit attributable to ordinary and equity preference shareholders
- continuing operations	(366)	1,208
- discontinued operations	64	285
Equity preference dividends paid	(30)	(36)
Transfer from available-for-sale reserve	43	-
Transfer from cash flow hedging reserve	(9)	-
Transfer from foreign exchange reserve	642	-
Costs of placing Citizens Financial Group equity	(29)	-
Redemption of preference shares classified as debt (1)	-	(517)
Shares in holding company released under employee share schemes	(57)	(41)
Share-based payments
- gross	10	8
- tax	-	(1)

At end of period	(384)	3,878

Owners' equity at end of period	45,384	49,833

For the notes to this table refer to the following page.

Condensed consolidated statement of changes in equity for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Non-controlling interests
At beginning of period	2,385	79
Currency translation adjustments and other movements	(4)	(5)
Profit attributable to non-controlling interests
- continuing operations	2	5
- discontinued operations	290	-
Dividends paid	(31)	-
Movements in available-for-sale securities
- unrealised gains	13	-
- tax	(5)	-
Movements in cash flow hedging reserve
- amount recognised in equity	21	-
- tax	(4)	-
Equity raised (2)	2,491	-

At end of period	5,158	79

Total equity at end of period	50,542	49,912

Total equity is attributable to:
Non-controlling interests	5,158	79
Ordinary shareholders	45,384	49,833

	50,542	49,912

Notes:

(1)	Issued by RBS plc to the holding company which was redeemed in June 2014.
(2)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Condensed consolidated cash flow statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Operating activities
Operating (loss)/profit before tax on continuing operations	(115)	1,744
Profit before tax of discontinued operations	533	426
Adjustments for non-cash items	(3,504)	(517)

Net cash (outflow)/inflow from trading activities	(3,086)	1,653
Changes in operating assets and liabilities	12,950	(2,323)

Net cash flows from operating activities before tax	9,864	(670)
Income taxes paid	(201)	(40)

Net cash flows from operating activities	9,663	(710)

Net cash flows from investing activities	(2,180)	(4,021)

Net cash flows from financing activities	155	(1,569)

Effects of exchange rate changes on cash and cash equivalents	(1,875)	(2,628)

Net increase/(decrease) in cash and cash equivalents	5,763	(8,928)
Cash and cash equivalents at beginning of period	107,308	127,956

Cash and cash equivalents at end of period	113,071	119,028

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 47. A summary of the risk factors which could materially affect the Group's future results are described on pages 50 to 53.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2015 have been prepared on a going concern basis.

Restatements
Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation; comparatives for the period ended 30 June 2014 have been re-presented.

2. Citizens Financial Group
In March 2015, the Group sold 155.25 million shares in CFG (28.4% of CFG's common stock) for proceeds of £2.5 billion. Transaction costs of £29 million were taken to owners' equity. In April 2015, CFG purchased 10.5 million of its shares from the Group; the Group's shareholding at 30 June 2015 was 40.8%.

As required by IFRS 10 'Consolidated Financial Statements', the Group consolidates CFG despite holding a minority of voting rights. Given the significance of its voting interest and the dispersion of other shareholdings, the Group is deemed under IFRS 10 to have 'de facto' control.

CFG is classified as a disposal group and measured at the lower of carrying value and fair value less costs to sell. At 30 June 2015, the carrying value of CFG was £8.4 billion.

See also Recent developments on page 47.

3. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 176 to 184 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on the results for the half year ended 30 June 2015.

Notes

3. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 184 to 186 of the 2014 Annual Report and Accounts.

4. Operating expenses
	30 June	30 June
	2015	2014
	£m	£m

Staff costs	(2,828)	(2,962)
Premises and equipment	(736)	(1,115)
Other administrative expenses (1)	(2,442)	(1,337)
Depreciation and amortisation	(709)	(468)
Write down of goodwill and other intangible assets	(606)	(212)

	(7,321)	(6,094)

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see note 5 for further details.

5. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress	litigation	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m	£m

At 1 January 2015	799	424	568	320	183	1,772	696	4,762
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other
movements	-	-	-	(12)	1	(31)	(3)	(45)
Charge to income statement (2)	100	81	279	334	27	617	390	1,828
Releases to income statement (2)	-	(12)	(14)	-	-	(6)	(138)	(170)
Provisions utilised	(202)	(210)	(146)	(178)	(1)	(38)	(177)	(952)

At 30 June 2015	697	283	687	514	160	2,314	768	5,423

Notes:

(1)	Closing provisions primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
An additional charge of £100 million has been recognised for PPI in 2015 as a result of a revision to expected customer complaint volumes. The cumulative charge in respect of PPI is £3.8 billion, of which £3.1 billion (82%) in redress and expenses had been utilised by 30 June 2015. Of the £3.8 billion cumulative charge, £3.5 billion relates to redress and £0.3 billion to administrative expenses.

Notes

5. Provisions for liabilities and charges (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	53%	55%	+/-5	+/-55
Uphold rate (1)	91%	90%	+/-5	+/-15
Average redress	£1,689	£1,659	+/-5	+/-15

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. The Group expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (FSA) (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional net charge of £69 million has been recognised in H1 2015, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.5 billion has been recognised, of which £1.2 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS Group is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1.3 billion in H1 2015 include anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed securities related litigation (£606 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

Notes

6. Pensions
Pension costs for H1 2015 amounted to £283 million (H1 2014 - £278 million). Defined benefit schemes' charges are based on the actuarially determined pension cost rates at 31 December 2014.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Full details of the Group's pension arrangements are set out in Note 4 on pages 193 to 197 of the 2014 Annual Report and Accounts.

7.Loan impairment provisions and risk elements in lending

Loan impairments
Operating profit is stated after net loan impairment releases from continuing operations of £420 million (H1 2014 - £190 million losses). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2015 from £17,404 million to £10,666 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

At beginning of period	17,404	25,045
Transfer to disposal groups	(20)	-
Currency translation and other adjustments	(676)	(501)
Amounts written-off	(5,615)	(2,471)
Recoveries of amounts previously written-off	77	98
(Releases)/charges to income statement
- continuing operations	(420)	190
- discontinued operations	-	102
Unwind of discount (recognised in interest income)	(84)	(139)

At end of period	10,666	22,324

Provisions at 30 June 2015 include £26 million in respect of loans and advances to banks (30 June 2014 - £50 million).

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

Notes

7.Loan impairment provisions and risk elements in lending (continued)
REIL decreased from £26,722 million to £17,326 million in the half year ended 30 June 2015 and the movements thereon were:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

At beginning of period	26,722	39,126
Transfer to disposal groups	(22)	-
Currency translation and other adjustments	(1,165)	(809)
Additions	2,169	4,032
Transfers (1)	(121)	(69)
Transfer to performing book	(324)	(185)
Repayments and disposals	(4,318)	(5,732)
Amounts written-off	(5,615)	(2,471)

At end of period	17,326	33,892

Note:

(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 62% at 30 June 2015 (30 June 2014 - 66%).

8. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 20.25% (2014 - 21.5%) as analysed below:

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

(Loss)/profit before tax	(115)	1,744

Expected tax credit/(charge)	23	(375)
Losses and temporary differences in period where no deferred tax asset recognised	(352)	-
Foreign profits taxed at other rates	177	(36)
Non-deductible goodwill impairment	(25)	(28)
Items not allowed for tax
- losses on disposals and write-downs	(7)	(5)
- UK bank levy	(28)	(30)
- regulatory and legal actions	(72)	-
- other disallowable items	(52)	(58)
Non-taxable items	13	2
Taxable foreign exchange movements	2	10
Losses brought forward and utilised	37	17
Reduction in carrying value of deferred tax asset in respect of US losses and temporary differences	-	(76)
Adjustments in respect of prior periods	35	48

Actual tax charge	(249)	(531)

At 30 June 2015, the Group has recognised a deferred tax asset of £1,453 million (31 December 2014 - £1,510 million) and a deferred tax liability of £193 million (31 December 2014 - £236 million). These include amounts recognised in respect of UK trading losses of £1,229 million (31 December 2014 - £1,257 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2015 and concluded that it is recoverable based on future profit projections (see also Recent developments on page 47).

Notes

9. Segmental analysis
The business is organised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB) which is a single reportable segment.

In addition, RBS Group will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down.

During the half year to 30 June 2015 the Private Banking RBSI business and the CIB UK coverage business were transferred to Commercial Banking. In the half year to 30 June 2014 the Commercial Cards business in UK PBB was transferred to Commercial Banking. The impact on the segmental results of these transfers was not material and comparatives have not been restated.

	Half year ended
	30 June	30 June
Analysis of operating profit/(loss)	2015	2014
	£m	£m

UK Personal & Business Banking	1,083	1,234
Ulster Bank	131	83

Personal & Business Banking	1,214	1,317

Commercial Banking	890	849
Private Banking	(59)	222

Commercial & Private Banking	831	1,071

Corporate & Institutional Banking	(2,160)	767
Central items	(558)	(1,405)
Citizens Financial Group	486	421
RCR	397	172

Non-statutory basis	210	2,343

Reconciling items:
Own credit adjustments	299	(50)
Gain on redemption of own debt	-	6
Write down of goodwill	-	(130)
Strategic disposals	(135)	1
Citizens discontinued operations	(489)	(426)

Statutory basis	(115)	1,744

Notes

9. Segmental analysis (continued)

	Half year ended
	30 June	30 June
	2015	2014
Impairment (releases)/losses	£m	£m

UK Personal & Business Banking	(17)	148
Ulster Bank	(52)	57

Personal & Business Banking	(69)	205

Commercial Banking	27	31
Private Banking	(3)	-

Commercial & Private Banking	24	31

Corporate & Institutional Banking	(24)	(33)
Central items	-	(12)
Citizens Financial Group	89	104
RCR	(351)	(13)

Non-statutory basis	(331)	282

Reconciling item:
Citizens discontinued operations	(89)	(104)

Statutory basis	(420)	178

			Half year ended
	30 June 2015			30 June 2014
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,457	2	3,459	3,558	6	3,564
Ulster Bank	388	31	419	408	40	448

Personal & Business Banking	3,845	33	3,878	3,966	46	4,012

Commercial Banking	1,782	102	1,884	1,729	13	1,742
Private Banking	397	122	519	470	258	728

Commercial & Private Banking	2,179	224	2,403	2,199	271	2,470

Corporate & Institutional Banking	1,602	1,514	3,116	2,902	1,876	4,778
Central items	865	1,217	2,082	1,108	1,630	2,738
Citizens Financial Group	1,754	5	1,759	1,724	5	1,729
RCR	214	43	257	460	82	542

Non-statutory basis	10,459	3,036	13,495	12,359	3,910	16,269

Reconciling items:
Own credit adjustments	299	-	299	(50)	-	(50)
Gain on redemption of own debt	-	-	-	6	-	6
Strategic disposals	(135)	-	(135)	1	-	1
Citizens discontinued operations	(1,733)	-	(1,733)	(1,713)	-	(1,713)
Elimination of intra-group transactions	-	(3,036)	(3,036)	-	(3,910)	(3,910)

Statutory basis	8,890	-	8,890	10,603	-	10,603

Notes

9. Segmental analysis (continued)

	30 June 2015		31 December 2014
	Assets	Liabilities	Assets	Liabilities
Total assets and liabilities	£m	£m	£m	£m

UK Personal & Business Banking	135,217	153,090	134,317	150,449
Ulster Bank	26,547	22,404	27,596	24,658

Personal & Business Banking	161,764	175,494	161,913	175,107

Commercial Banking	94,845	99,264	89,386	89,006
Private Banking	16,406	30,127	20,802	36,642

Commercial & Private Banking	111,251	129,391	110,188	125,648

Corporate & Institutional Banking	480,423	457,044	574,770	542,044
Central items	104,644	68,171	85,695	69,466
Citizens Financial Group	87,176	73,475	84,932	71,258
RCR	15,858	6,999	27,628	12,432

Statutory basis	961,116	910,574	1,045,126	995,955

10. Discontinued operations and assets and liabilities of disposal groups
In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, the Group disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA and a further 28.4% in March 2015. The Group plans to cede control by the end of 2015 and therefore, in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

(a) Profit from discontinued operations, net of tax
	30 June	30 June
	2015	2014
	£m	£m

Citizens
Interest income	1,222	1,077
Interest expense	(118)	(90)

Net interest income	1,104	987
Other income	527	624

Total income	1,631	1,611
Operating expenses	(1,019)	(1,081)

Profit before impairment losses	612	530
Impairment losses	(89)	(104)

Operating profit before tax	523	426
Tax charge	(179)	(141)

Profit after tax	344	285
Reversal for loss on disposal (1,2)	10	-

Profit from Citizens discontinued operations, net of tax	354	285

Notes:

(1)
Gains in H1 2015 on remeasurement to fair value less costs to sell (fair value hierarchy 2: based on the quoted price of Citizens' shares) have been restricted: reversal of goodwill impairment (£368 million) has not been recognised.

(2)	Of which attributable to owners equity £146 million loss.

Notes

10. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2015			31 December
	Citizens	Other	Total	2014
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	523	318	841	622
Loans and advances to banks	1,438	1,290	2,728	1,745
Loans and advances to customers	61,428	2,657	64,085	59,606
Debt securities and equity shares	16,027	741	16,768	15,865
Derivatives	399	29	428	402
Intangible assets	657	95	752	555
Settlement balances	598	-	598	-
Property, plant and equipment	527	82	609	549
Other assets	1,774	61	1,835	1,689

Discontinued operations and other disposal groups	83,371	5,273	88,644	81,033

Liabilities of disposal groups
Deposits by banks	6,399	17	6,416	6,794
Customer accounts	64,258	6,672	70,930	61,256
Debt securities in issue	1,178	-	1,178	1,625
Derivatives	163	28	191	144
Subordinated liabilities	226	-	226	226
Other liabilities	1,292	124	1,416	1,239

Discontinued operations and other disposal groups	73,516	6,841	80,357	71,284

Other disposal groups at 30 June 2015 include the International Private Banking Business (fair value less costs to sell reflects the agreed sale to Union Bancaire Priveé: fair value hierarchy level 3).

Citizens is included in disposal groups at 31 December 2014.

(c) Financial instruments: Classification and valuation hierarchy
At 30 June 2015 and 31 December 2014 the fair values of disposal group financial instruments not measured at fair value aggregated at the level of balance sheet caption were not materially different from their carrying values; fair value measurements for those financial instruments of disposal groups measured at fair value were categorised as level 2.

Notes

11. Financial instruments: Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Financial instruments
						Finance	Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	leases	assets	Total
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	81,374	-			81,374
Loans and advances to banks
- amounts due from fellow
subsidiaries	886	-	-	681	-			1,567
- reverse repos	15,076	-	-	5,731	-			20,807
- other	10,013	-	-	9,264	-			19,277
Loans and advances to customers
- amounts due from holding company and fellow
subsidiaries	-	-	-	1,586	-			1,586
- reverse repos	45,767	-	-	1,014	-			46,781
- other	18,600	61	-	290,734	-	3,819		313,214
Debt securities	39,376	1	28,564	2,890	4,932			75,763
Equity shares	2,654	200	194	-	-			3,048
Settlement balances	-	-	-	9,658	-			9,658
Derivatives
- amounts due from holding company and fellow
subsidiaries	1,579							1,579
- other	280,961							280,961
Intangible assets							7,185	7,185
Property, plant and equipment							4,832	4,832
Deferred tax							1,453	1,453
Prepayments, accrued income and other assets	-	-	-	-	-	-	3,387	3,387
Assets of disposal groups							88,644	88,644

	414,912	262	28,758	402,932	4,932	3,819	105,501	961,116

For the notes to this table refer to page 20.

Notes

11. Financial instruments: Classification (continued)

	Financial instruments
			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
30 June 2015	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- amounts due to fellow subsidiaries	151	-	3,098		3,249
- repos	18,021	-	3,591		21,612
- other	22,054	-	8,681		30,735
Customer accounts
- amounts due to holding company	-	-	4,851		4,851
- repos	42,296	-	2,454		44,750
- other	12,667	3,936	323,889		340,492
Debt securities in issue	4,269	7,293	23,282		34,844
Settlement balances	-	-	7,341		7,341
Short positions	24,560	-			24,560
Derivatives
- amounts due to holding company and fellow subsidiaries	1,656				1,656
- other	272,856				272,856
Accruals, deferred income and other liabilities	-	-	1,860	11,290	13,150
Retirement benefit liabilities				1,838	1,838
Deferred tax				193	193
Subordinated liabilities
- amounts due to holding company	-	-	19,047		19,047
- other	-	309	8,734		9,043
Liabilities of disposal groups				80,357	80,357

	398,530	11,538	406,828	93,678	910,574

Equity					50,542

					961,116

For the notes to this table refer to page 20.

Notes

11. Financial instruments: Classification (continued)

								Total
	Financial instruments
						Finance	Other
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	leases	assets
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	73,983	-			73,983
Loans and advances to banks
- amounts due from fellow subsidiaries	672	-	-	1,661	-			2,333
- reverse repos	18,129	-	-	2,579	-			20,708
- other	11,483	-	-	10,068	-			21,551
Loans and advances to customers
- amounts due from holding company and fellow
subsidiaries	-	-	-	1,323	-			1,323
- reverse repos	43,018	-	-	969	-			43,987
- other	22,830	61	-	304,619	-	4,118		331,628
Debt securities	49,128	1	27,540	3,068	4,537			84,274
Equity shares	4,724	240	239	-	-			5,203
Settlement balances	-	-	-	4,710	-			4,710
Derivatives
- amounts due from holding company and fellow
subsidiaries	2,738							2,738
- other	351,844							351,844
Intangible assets							7,765	7,765
Property, plant and equipment							6,123	6,123
Deferred tax							1,510	1,510
Prepayments, accrued income and other assets	-	-	-	-	-	-	4,413	4,413
Assets of disposal groups							81,033	81,033

	504,566	302	27,779	402,980	4,537	4,118	100,844	1,045,126

For the notes to this table refer to the following page.

Notes

11. Financial instruments: Classification (continued)

	Financial instruments
			Amortised	Other
	HFT (1)	DFV (2)	cost	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m

Deposits by banks
- amounts due to fellow subsidiaries	219	1	3,988		4,208
- repos	23,990	-	794		24,784
- other	25,234	-	9,624		34,858
Customer accounts
- amounts due to holding company	-	-	5,843		5,843
- repos	35,985	-	1,365		37,350
- other	15,048	4,731	332,027		351,806
Debt securities in issue	6,487	9,607	25,902		41,996
Settlement balances	-	-	4,498		4,498
Short positions	23,028	-			23,028
Derivatives
- amounts due to holding company and fellow subsidiaries	2,005				2,005
- other	348,778				348,778
Accruals, deferred income and other liabilities	-	-	1,815	10,447	12,262
Retirement benefit liabilities				2,550	2,550
Deferred tax				236	236
Subordinated liabilities
- amounts due to holding company	-	-	19,639		19,639
- other	-	345	10,485		10,830
Liabilities of disposal groups				71,284	71,284

	480,774	14,684	415,980	84,517	995,955

Equity					49,171

					1,045,126

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-to-maturity.

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in either half year ended 30 June 2015 or the year ended 31 December 2014.

Notes

11. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group's 2014 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2015.

The tables below show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2015	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	89.8	0.6	90.4	40	(40)
Debt securities	51.8	14.5	1.6	67.9	110	(50)
Equity shares	2.4	0.2	0.4	3.0	50	(50)
Derivatives	-	280.4	2.2	282.6	200	(200)

	54.2	384.9	4.8	443.9	400	(340)

Proportion	12.2%	86.7%	1.1%	100%

31 December 2014

Assets
Loans and advances	-	95.6	0.6	96.2	30	(30)
Debt securities	55.0	20.5	1.2	76.7	50	(40)
Equity shares	4.5	0.3	0.4	5.2	50	(50)
Derivatives	-	351.5	3.0	354.5	290	(290)

	59.5	467.9	5.2	532.6	420	(410)

Proportion	11.2%	87.8%	1.0%	100%

30 June 2015

Liabilities
Deposits	-	98.8	0.3	99.1	10	(10)
Debt securities in issue	-	10.9	0.7	11.6	10	(30)
Short positions	21.3	3.3	-	24.6	-	-
Derivatives	-	272.6	1.9	274.5	180	(190)
Subordinated liabilities	-	0.3	-	0.3	-	-

	21.3	385.9	2.9	410.1	200	(230)

Proportion	5.2%	94.1%	0.7%	100%

31 December 2014

Liabilities
Deposits	-	105.0	0.2	105.2	-	(10)
Debt securities in issue	-	14.9	1.2	16.1	30	(40)
Short positions	19.9	3.1	-	23.0	-
Derivatives	-	347.8	3.1	350.9	220	(240)
Subordinated liabilities	-	0.3	-	0.3	-	-

	19.9	471.1	4.5	495.5	250	(290)

Proportion	4.0%	95.1%	0.9%	100%

For notes to this table refer to the following page.

Notes

11. Financial instruments carried at fair value - valuation hierarchy (continued)

Notes:

(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Valuation techniques
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.6
			DCF based on recoveries	Loss severity (3)	2%	80%
				Recovery rates (4)	26%	85%
				Credit spreads (5)	110bps	1115bps
Debt securities	1.6
			Price	Price (6)	0%	129%
			DCF	Yield (6)	10%	30%
Equity Securities	0.4
			Fund valuation statement	Discount factor (7)	(10%)	10%
Derivatives
Credit	0.3	0.4	DCF based on recoveries	Recovery rates (4)	0%	100%
				Credit spreads (5)	42bps	1010bps
Interest and foreign exchange contracts	1.9	1.5	Option pricing model	Correlation (8)	(46%)	95%
				Volatility (9)	21%	111%
				Price (6)	1%	100%

Notes:

(1)
The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst the Group indicates where it considers that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)	Level 3 structured notes issued of £0.7 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(3)
Loss severity : the loss severity rate of a defaulted instrument is the present value of its lifetime losses (both interest and principal losses) as a percentage of principal balance, measured at either the origination date or the default date

(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)
Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(6)
Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument's yield may be compared with other instruments' yields either directly or indirectly. Prices move inversely to yields.

(7)
Discount factor: as used in risk and return models which presume that the marginal investors in the company are diversified. Such is not usually the case for private equity investments. This risk is measured with a beta or betas, usually estimated by looking at past prices or returns from valuation statements.

(8)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(9)	Volatility: A measure of the tendency of a price to change with time.
(10)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

11. Financial instruments: Movement in level 3 portfolios

											Amounts recorded in the
	At	Amounts recorded in the				Purchases			Foreign	At	income statement in respect
	1 January	Income		Level 3 transfers		and			exchange	30 June	of balances held at period end
	2015	statement (1)	SOCI (2)	In	Out	issuances	Settlements	Sales	and other	2015	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
FVTPL assets (3)	4,665	(118)	-	489	(427)	296	(586)	(479)	-	3,840	(342)	4
AFS assets	512	8	(96)	628	(18)	3	(26)	(21)	-	990	-	3

	5,177	(110)	(96)	1,117	(445)	299	(612)	(500)	-	4,830	(342)	7

Liabilities	4,549	(654)	-	327	(611)	5	(656)	(4)	(6)	2,950	(495)	(13)

Net gains/(losses)	-	544	(96)								153	20

Notes:

(1)
Net gains on HFT instruments of £393 million (year ended 31 December 2014 - £123 million losses) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £151 million (year ended 31 December 2014 - £174 million gain) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes
_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

11. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2015		31 December 2014
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	14.4	14.4	13.3	13.3
Loans and advances to customers	297.2	291.6	311.0	302.5
Debt securities	7.8	7.8	7.6	7.5

Financial liabilities
Deposits by banks	10.2	10.2	9.8	9.8
Customer accounts	84.8	84.9	104.3	104.3
Debt securities in issue	23.3	24.3	25.9	27.2
Subordinated liabilities	27.8	27.6	30.1	31.7

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation. These are excluded from the table above.

12. Contingent liabilities and commitments
	30 June	31 December
	2015	2014
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	9,810	11,694
Other	8,394	9,221

	18,204	20,915

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	185,834	212,335
Other	935	1,617

	186,769	213,952

Contingent liabilities and commitments	204,973	234,867

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

13. Litigation, investigations and reviews
RBS plc and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations, and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations, and regulatory and governmental matters as at 30 June 2015 (see Note 5). The Group's aggregate provisions for regulatory and legal actions of £1.3 billion recognised during the six months ended 30 June 2015, included anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed securities related litigation (£606 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) it is indicated that liability cannot be reasonably estimated, no provision has been recognised.

Notes
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13. Litigation, investigations and reviews (continued)
Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be material in some instances.

Litigation
Unless we have indicated that we have established a provision with respect to the matters described below or reached a settlement, or, although we have established a provision the matter is continuing which could affect the overall level of provisions, the matters remain at a stage where there remains considerable uncertainty around the final outcome of the claims and it is not practicable reliably to estimate the aggregate potential impact on the RBS Group, if any, which impact, individually or in the aggregate, may be material.

Shareholder litigation (US)
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the "Securities Act") was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, and on 15 April 2015 the United States Court of Appeals for the Second Circuit affirmed the Court's dismissal of the plaintiffs' claims. The plaintiffs requested that the appellate court reconsider its decision, but that request was denied on 9 July 2015 and this matter is now closed.

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified. At a case management conference in December 2014 the judge ordered that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions commence in December 2016. In the event that the Court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Notes
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13. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$45 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 25 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of the RBS Group's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion approximately US$9.1 billion were outstanding at 30 June 2015 with cumulative write downs to date on the securities of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. The preliminary phases of this matter, including discovery, are expected to continue into 2016.

Notes
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13. Litigation, investigations and reviews (continued)
The other remaining FHFA lawsuit that involves the RBS Group relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding as relevant to the RBS Group, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law. RBS Securities Inc. estimates that its net exposure under the Court's judgment of 15 May 2015 is approximately US$350 million, which is the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating three MBS cases against RBS Group companies (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union). The original principal balance of the MBS at issue in the NCUA cases is US$3.56 billion.

Other remaining MBS lawsuits against RBS Group companies include, among others, cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from the RBS Group, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may.

The RBS Group has made provisions to date totalling £2,180 million for all MBS related litigation claims and investigations (including those specifically described in this note), including £606 million for the six months ending 30 June 2015.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

Notes
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13. Litigation, investigations and reviews (continued)

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

The Court's dismissal of plaintiffs' antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit. Over 35 other USD LIBOR-related actions involving the RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 32.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates. The complaints were filed in the United States District Court for the Southern District of New York and have been consolidated. The consolidated complaint contains claims for violations of the US antitrust laws, contract claims, and claims for tortious interference with contract. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Notes
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13. Litigation, investigations and reviews (continued)

Credit default swap antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs allege that defendants violated the US antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. In September 2014, the Court denied the defendants' motion to dismiss this matter. The RBS Group defendants have reached an agreement to settle this matter, subject to documentation and approval of the Court. The settlement amount is covered by existing provisions.

FX antitrust litigation
RBSG and RBS Securities Inc., as well as a number of other financial institutions, are defendants in an antitrust class action on behalf of US based plaintiffs that is pending in the United States District Court for the Southern District of New York. On 28 January 2015, the court denied the defendants' motion to dismiss this action, holding that plaintiffs who entered into Foreign Exchange (FX) transactions with RBSG or other defendant banks could proceed with their claims that defendants violated the US antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. This action has been consolidated with several additional class action complaints filed on behalf of plaintiffs who transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts, which assert antitrust and Commodities Exchange Act claims. RBSG and RBS Securities Inc. have reached an agreement to settle all claims that are or could be asserted on behalf of the classes in the consolidated action, subject to execution of a final settlement agreement and approval of the Court. The settlement amount is covered by existing provisions. Other class action complaints purporting to be on behalf of those who engaged in FX transactions, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, name certain members of the RBS Group as defendants.

US Treasury securities antitrust litigation
In July 2015, several class action antitrust complaints were filed in the United States District Court for the Southern District of New York against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodities Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery is ongoing.

Notes
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13. Litigation, investigations and reviews (continued)

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Weiss v. National Westminster Bank Plc
National Westminster Bank Plc (NatWest) is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

Notes
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13. Litigation, investigations and reviews (continued)

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the US District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is no longer in effect.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc's and RBS N.V.'s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. The RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, the RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

Notes
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13. Litigation, investigations and reviews (continued)
The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. The RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group understands the CFTC investigation is at an advanced stage. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in RBSG's FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc has agreed to pay penalties of US$395 million to the DOJ and US$274 million to the Federal Reserve to resolve the investigations. The fines are fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

Notes
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13. Litigation, investigations and reviews (continued)
RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS plc is responding to investigations and inquiries from other governmental and regulatory authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all redress outcomes, and the FCA is overseeing this.

The RBS Group has reached agreement with KPMG in relation to redress outcomes for almost all in scope customers. The RBS Group and KPMG are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The review and redress exercise was closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review undertaken in respect of RBS International customers is complete, and the review in respect of UBIL customers is expected to be completed in Q3 2015.

The RBS Group provisionsin relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.2 billion had been utilised at 30 June 2015.

Notes
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13. Litigation, investigations and reviews (continued)

Judicial Review of Skilled Person's role in IRHP review
RBS plc has been named as an interested party in five issued claims and three pre-action letters in relation to judicial review of KPMG's decisions as Skilled Person in RBS plc's previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

The Administrative Court is still to determine whether to allow the latest three claims by RBS plc customers to proceed to a full hearing, and they are likely to be stayed pending the outcome of the other bank's case, in which the customer has already received permission to proceed. That case will decide whether a section 166-appointed Skilled Person is susceptible to judicial review. If so, the additional claims which seek to open the decisions of KPMG as Skilled Person on RBS plc's IRHP redress programme are likely to then proceed to full hearing and assess the fairness of KPMG's redress programme decisions in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains considerable uncertainty and the judicial review is at an early stage, it is not practicable reliably to estimate the impact of such matters, if any, on RBS plc which may be material.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress is currently being paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group has agreed with the FCA that it will carry out a wider review/remediation exercise - the precise scope of this has yet to be finalised. In addition, the RBS Group has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed during the second half of 2015.

Notes
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13. Litigation, investigations and reviews (continued)
The RBS Group provisions in relation to investment advice total £150 million to date for these matters including for the six months ended 30 June 2015 (of which £59 million had been utilised at 30 June 2015).

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. The RBS Group has made appropriate provision based on its estimate of exposure arising from this scheme.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The RBS Group has made provisions totalling £307 million to date for this matter.

FCA review of the RBS Group's treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published ("Tomlinson Report"). The Tomlinson Report was critical of the RBS Group's treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person's review is focused on the RBS Group's UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group's Global Restructuring Group or within similar units within the RBS Group's Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Notes
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13. Litigation, investigations and reviews (continued)
On 17 January 2014, a Skilled Person was appointed. The RBS Group is fully cooperating with the FCA in its review. The Skilled Person review focuses on the allegations made by Lawrence Tomlinson in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The timing for the delivery of the initial findings of such review by the Skilled Person to the RBS Group and the FCA is not finally determined but may be during the fourth quarter of 2015. The RBS Group will have an opportunity to respond to any findings of such review before the Skilled Person delivers its final report. In the event that the Skilled Person's review concludes that there were material failings in the RBS Group's treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against the RBS Group, as well as potentially wider investigations and litigation related to the RBS Group's treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person's review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on the RBS Group.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains considerable uncertainty around the outcomes of the ongoing EC investigation, proceedings and regulation are not yet fully known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Notes
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13. Litigation, investigations and reviews (continued)

Payment Protection Insurance
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). The RBS Group has made provisions totalling £3.8 billion to date for this matter, including £0.1 billion in the six months ending 30 June 2015, of which £3.1 billion had been utilised by that date.

The RBS Group is monitoring developments following the UK Supreme Court's decision in the case of Plevin v Paragon in November 2014 that the sale of a single premium PPI policy could create an 'unfair relationship' under s.140A of the Consumer Credit Act 1974 (the 'Consumer Credit Act') because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are 'potentially relevant considerations' in some of the PPI cases referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally. The RBS Group is in active dialogue with FOS and the FCA on this issue. At this stage, as there remains considerable uncertainty regarding the application of the Plevin decision (including to previously settled cases), it is not practicable reliably to estimate the potential impact on the RBS Group, which may be material.

UK personal current accounts/retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the CMA announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR. The MIR will be a wide-ranging 18-24 month Phase 2 inquiry. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Notes
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13. Litigation, investigations and reviews (continued)

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that the CMA would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Williams & Glyn
On 28 May 2015 HM Treasury asked the CMA to assess the likely impact of the latest proposals for the divestment of Williams & Glyn for competition in the UK banking sector. On 24 July 2015 HM Treasury announced that it had asked the CMA to delay finalising its advice until later in the year. At this stage the outcome of the review cannot be predicted. As a result there is a risk that the CMA might recommend changes to the current Williams & Glyn divestment plan.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management (the latter to launch late 2015 if undertaken). The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report towards the end of 2015/early 2016 with a final report in Spring 2016. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Notes
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13. Litigation, investigations and reviews (continued)

Loan securitisation business investigations
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, relating primarily to due diligence on loans purchased for, or otherwise included in, securitisations and related disclosures. RBS Securities Inc. was recently informed that the Connecticut Department of Banking has authorised the attorney general of Connecticut to issue notices concerning a possible administrative proceeding against RBS Securities Inc., which proceeding could seek civil monetary penalties and restitution for alleged violations of Connecticut law, among other remedies. RBS Securities Inc. will have the opportunity to respond setting out its position as to why the Department of Banking should not commence legal proceedings against it. The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March 2015, a former RBS Securities Inc. trader pled guilty in the United States District Court for the District of Connecticut to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of RMBS related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which is expected to be material.

Notes
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13. Litigation, investigations and reviews (continued)

US mortgages - loan repurchase matters
The RBS Group's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2015, Citizens received US$265 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the RBS Group has not ceased making foreclosures.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on the RBS Group which may be material.

Notes
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13. Litigation, investigations and reviews (continued)

Citizens consent orders
The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Notes
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13. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group's US operations;
●	a plan to oversee compliance by the RBS Group's US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis;
●	a plan to improve the US Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches' compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes
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13. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements the RBS Group agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their review was submitted to the authorities on 14 June 2015. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme.

The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015 under the terms of the Programme. The RBS Group has made appropriate provision based on its estimate of exposure arising from this programme/review.

Notes
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13. Litigation, investigations and reviews (continued)

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd is cooperating with the relevant authorities. The RBS Group has made appropriate provision based on its estimate of exposure arising from this investigation.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until March 2015, the RBS Group provided over £955 million of lending under the EFG scheme. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, the RBS Group announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review is ongoing but has been completed for a small number of customers and the RBS Group is in the process of advising these customers of their review outcome, which in some cases involves payment of redress. At this stage, as there remains considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which may be material.

14. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Notes
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14. Related party transactions (continued)

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2014 are included in the 2014 Annual Report and Accounts.

15. Rating agencies
During the first half of 2015, Moody's Investors Service ('Moody's'), Fitch Ratings ('Fitch') and Standard & Poor's Rating Services ('S&P's') concluded their review of RBS Group and certain other UK and international banks in response to changes in banking regulation. As a consequence of these reviews, the rating agencies:

●	Noted a reduced likelihood of sovereign support for banks operating in countries with well-advanced and effective resolution regimes; and

●	Implemented new methodologies that take into consideration additional loss-absorbing capital which the new regulation requires banks to build.

The resulting changes in ratings for The Royal Bank of Scotland Group plc (RBSG plc) and its subsidiaries are set out in the table below:

	Moody's				S&P's				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc (1)	Ba1	NP	Baa2	P-2	BBB-	A-3	BBB-	A-3	BBB+	F2	A	F1

The Royal Bank of Scotland plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

National Westminster Bank Plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

Citizens Bank, N.A. (2)	Baa1	P-2	A3	P-2	A-	A-2	A-	A-2	BBB+	F2	BBB+	F2

RBS Securities Inc.	-	-	-	-	BBB+	A-2	A-	A-2	BBB+	F2	A-	F1

Ulster Bank Ltd	A3	P-2	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB+	F2	A-	F1

Ulster Bank Ireland Ltd (3)	Ba1	P-3	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB	F2	BBB+	F2

Notes:

(1)	Moody's ratings for The Royal Bank of Scotland Group plc are considered to be below investment grade.
(2)	The table shows Moody's short-term and long-term senior unsecured debt ratings (Baa1/P-2). Moody's short-term and long-term deposit ratings are A1 and P-1 respectively.
(3)
The table shows Moody's short-term and long-term senior unsecured debt ratings (Ba1 and P-3, below investment grade). Moody's short-term and long-term deposit ratings are Baa3 and P-3 respectively (investment grade).

Following these changes Moody's, Fitch and S&P's have changed their outlook for RBSG plc and its subsidiaries to 'Stable'.

Notes
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16. Recent developments

July Budget
On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●
Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●
A corporation tax surcharge of 8% on UK banking entities from 1 January 2016.  This is expected to increase RBS Group's corporation tax liabilities and vary the carrying value of its deferred tax balances;

●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and
●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter.

Citizens
On 29 July 2015, the Group announced the final pricing for a further offering of 86 million shares in Citizens and the grant of a 15% over-allotment option to underwriters giving them a 30-day option to purchase an additional 12.9 million shares. The over-allotment option was exercised in full and gross proceeds of $2.6 billion (£1.6 billion) were received on 3 August 2015. Concurrently, Citizens repurchased 9.6 million shares (US$250 million) from the Group. The Group now owns 110.5 million shares - 20.9% of Citizens' common stock and will record an estimated £1.1 billion profit (including £0.9 billion reclassified from equity).

Following this significant reduction in its voting interest, the Group no longer controls Citizens for accounting purposes and will cease to consolidate it; reducing total assets by approximately £78 billion. The Group's remaining investment in Citizens will be an associate classified as held for sale.

Citizens will however continue to be consolidated for the purposes of regulatory capital as the Group will retain certain veto rights notwithstanding the reduction in its interest in Citizens.

Capital
AT1 securities
As part of our commitment to continue building our capital ratios, RBSG successfully issued $3.15 billion of inaugural Additional Tier 1 securities on 10 August 2015.

Preference shares
RBS Group intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015.

17. Date of approval
The interim results for the half year ended 30 June 2015 were approved by the Board of directors on 27 August 2015.

18. Post balance sheet events
There have been no significant events between 30 June 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to The Royal Bank of Scotland plc
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

We have been engaged by The Royal Bank of Scotland plc ("the Company") to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related Notes 1 to 18 (together "the condensed consolidated financial statements").  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland plc
_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
27 August 2015

Summary risk factors
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section on pages 33 to 163 of the 2014 Annual Report and Accounts (the "2014 R&A"). The Group is the principal operating subsidiary of The Royal Bank of Scotland Group ("RBSG", together with its subsidiaries, the "RBS Group"). Accordingly, risk factors below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group.  This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 288 to 307 of the 2014 R&A.

●
The RBS Group is implementing a large number of existing and new programmes and initiatives intended to improve the RBS Group's capital position, meet legal and regulatory requirements and result in the RBS Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the RBS Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the RBS Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the RBS Group's balance sheet and de-risk its business, in particular through the divestments of the RBS Group's interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc ("CFG") and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the RBS Group's Corporate and Institutional Banking ("CIB") division and of the RBS Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the RBS Group and/or the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the RBS Group's CIB business and the divestment of certain of  the RBS Group's portfolios and businesses, including its remaining stake in CFG, are designed to allow the RBS Group to achieve its capital targets. There is no assurance that the RBS Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated;

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require a significant restructuring of the RBS Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the RBS Group's customers and there is no certainty that the RBS Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019;

○
The changes to the RBS Group resulting from the implementation of the Transformation Plan will result in major changes to the RBS Group's corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the RBS Group's business model. Although the goals of the Transformation Plan are for the RBS Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the RBS Group and/or the Group will be viable, competitive, customer focused and profitable banks at the end of this long period of restructuring;

Summary risk factors
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

○
The level of structural change required to implement the RBS Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the RBS Group and/or the Group. In addition, the RBS Group will incur significant costs in implementing the Transformation Plan and its and the Group's revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the RBS Group and the Group operate is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the  changes to the RBS Group's structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the RBS Group and/or the Group; and

○
Substantial investments are being made in the RBS Group's IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the RBS Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the RBS Group's and/or the Group's businesses and their ability to retain or grow their customer business and remain competitive.

●
The RBS Group's ability to implement its Transformation Plan and its and the Group's future success depends on their ability to attract and retain qualified personnel. The RBS Group could fail to attract or retain senior management, which may include members of the RBS Group Board, or other key employees. The RBS Group's changing strategy has led to the departure of many talented staff. Implementation of the RBS Group's Transformation Plan, and in particular of the ring-fence and restructuring of the RBS Group's CIB business, as well as increased legal and regulatory supervision, including the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the "Banking Reform Act 2013") including the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV and the Government's views on variable compensation, there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration as well as extended deferral and clawback periods, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the RBS Group's and the Group's strategy and regulatory commitments.

●
The RBS Group has been, and continues to be, subject to litigation and regulatory and governmental investigations (including active civil and criminal investigations) that may impact its business, reputation, results of operations and financial condition. Although the RBS Group settled a number of legal proceedings and regulatory and governmental investigations during 2014 and the six months ended 30 June 2015, the RBS Group is expected to continue to have material exposure to litigation, and to regulatory and governmental proceedings in the short to medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgments in litigation (including settlements of any such proceedings) could result in restrictions or limitations on the RBS Group's, including the Group's, operations, give rise to additional legal claims, or have a material adverse effect on the Group's reputation, results of operations and capital position. The RBS Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

Summary risk factors
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

●
Following the election in May 2015 in the UK, there is uncertainty around how the policies of the recently elected Conservative government may impact the RBS Group, including the referendum on the UK's membership of the EU, currently proposed to be held by the end of 2017. The implementation of these policies, including the outcome of the EU referendum and consequences for the UK and its constituent countries arising from it, could significantly impact the environment in which the RBS Group and/or the Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject.

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of the RBS Group's Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the RBS Group's businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, the continued prolonged periods of low interest rates, the impact of any Greek sovereign default or exit from the Eurozone and slowing growth in China, have adversely affected and may continue to adversely affect the RBS Group's and/or the Group's businesses, earnings, financial condition and prospects.

●
The RBS Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the RBS Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the RBS Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The RBS Group's ability to meet its obligations including its funding commitments depends on the  RBS Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the RBS Group's and/or the Group's financial condition and results of operations. Furthermore, the RBS Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the credit ratings of RBSG, the Bank and other RBS Group companies and, to a lesser extent  the UK's  credit ratings.

●
The RBS Group including the Bank and its subsidiaries, are subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the RBS Group and/or the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the RBS Group and/or the Group may be subject to an increased number of regulatory investigations and legal proceedings and may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes

Summary risk factors
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

●
The RBS Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the RBS Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the RBS Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

●
The RBS Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The  RBS Group has been and expects to continue to be subject to cyber-attacks which expose the RBS Group and/or the Group to loss of customer data or other sensitive information and which, combined with other failures of the RBS Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the RBS Group's and/or the Group's reputation, businesses and brands.

●
As a result of the UK Government's majority shareholding in the RBS Group it is able to exercise a significant degree of influence over the RBS Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the RBS Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in RBSG could affect the market price of RBSG's shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

●
The RBS Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the RBS Group's pension plan as a result of the implementation of the ring-fence. The RBS Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the RBS Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the RBS Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the RBS Group and could continue to adversely affect the RBS Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the RBS Group's investment and trading portfolios and may have a material adverse effect on the RBS Group's and/or the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The RBS Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the RBS Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the RBS Group is subject to uncertainty.

Statement of directors' responsibilities
_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

We, the directors listed below, confirm that to the best of our knowledge:

• the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•      the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

• the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

27 August 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Howard Davies Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Forward-looking statements
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSG and the Group's transformation plan (which includes the 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of Citizens and Williams & Glyn, RBS's information technology and operational investment plan, the proposed restructuring of RBS's CIB business and the restructuring of RBSG and the Group as a result of the implementation of the regulatory ring-fencing regime, together the "Transformation Plan"), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, anticipated AT1 and other capital raising plans, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; investigations relating to business conduct and the costs of resulting customer redress and legal proceedings; the Group's future financial performance; the level and extent of future impairments and write-downs; and RBSG and the Group's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report and Accounts and this document. These include the significant risks for the Group presented by the execution of the Transformation Plan; the Group's ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in Citizens, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBSG and the Group as a result of the implementation of the ring fence; whether the Group will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; the Group's ability to achieve its capital targets which depend on the Group's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on the Group; the risk of failure to realise the benefit of the Group's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as the Group refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include the Group's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that the Group is subject to (including active civil and criminal investigations) and any resulting material adverse effect on the Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the Group operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact the Group including a possible referendum on the UK's membership of the EU and the consequences arising from it; operational risks that are inherent in the Groups business and that could increase as the Group implements its Transformation Plan; the potential negative impact on the Group's business of actual or perceived global economic and financial market conditions and other global risks; how the Group will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding the Group's exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from the Group implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBSG or the Group's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of the Group's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in the Group's operations; the risk that the Group may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of the Group; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Bank does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2014 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Appendix 1
Williams & Glyn

Appendix 1 Williams & Glyn
_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

In accordance with a commitment to the European Commission, the RBS Group agreed to dispose of its Williams & Glyn business (RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK).

The RBS Group is creating a standalone banking entity supported by a bespoke technology solution to facilitate the disposal of its Williams & Glyn business through an Initial Public Offering (IPO).  Following the conclusion of a £600 million pre-IPO investment from a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business continues to make progress towards its IPO.

The pre-IPO investment took the form of a £600 million bond issued by the RBS Group.  This will be exchangeable for a significant non-controlling interest in Williams & Glyn at the time of its IPO. The bond will convert into Williams & Glyn shares at the IPO price, subject to a minimum ownership level which will be linked to the tangible book value of Williams & Glyn prior to the IPO, and in any case no more than a stake of 49%. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that the consortium of investors will receive a total value of £600 million of cash and shares at the IPO price. At the IPO, subject to the RBS Group's consent, the Investors will have the option to acquire up to 10% additionally at the IPO price, subject to their pro forma ownership being no more than 49% in aggregate.

Set out below are the income statement and key balance sheet metrics in respect of the Williams & Glyn business included within the results of the Group. This represents the financial performance of Williams & Glyn prepared on a carve out internally managed basis illustrating a current view of the business. During the periods presented, Williams & Glyn has been an integral part of the RBS Group and has not operated as a separate legal entity. These figures do not necessarily reflect the cost base, funding and capital profile of a standalone bank.

	Half year ended		Year ended
	30 June	30 June	31 December
	2015	2014	2014
	£m	£m	£m

Income statement
Net interest income	328	331	668
Non-interest income	98	104	210

Total income	426	435	878
Operating expenses (1)	(232)	(253)	(512)

Profit before impairment losses	194	182	366
Impairment releases/(losses)	10	(31)	(54)

Operating profit (2)	204	151	312

Analysis of income by business
Retail	237	249	503
Corporate	189	186	375

Total income	426	435	878

Analysis of impairments by business
Retail	12	26	47
Corporate	(22)	5	7

Total impairment (releases)/losses	(10)	31	54

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by business
Retail	0.21%	0.46%	0.42%
Corporate	(0.51%)	0.11%	0.08%

Total	(0.10%)	0.31%	0.27%

For the notes to this table refer to following page.

Appendix 1 Williams & Glyn
____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

Key metrics	Half year ended		Year
			ended
	30 June	30 June	31 December
	2015	2014	2014

Performance ratio
Net interest margin	3.39%	3.39%	3.43%

	30 June	31 December		30 June
	2015	2014		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Retail	11.3	11.3	-	11.4	(0.9%)
- Corporate	8.6	8.7	(1.1%)	8.8	(2.3%)

Total loans and advances to customers	19.9	20.0	(0.5%)	20.2	(1.5%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.4)	-

Net loans and advances to customers	19.5	19.6	(0.5%)	19.8	(1.5%)

Total assets	19.8	20.0	(1.0%)	20.2	(2.0%)
Funded assets	19.7	19.7	-	20.0	(1.5%)

Customer deposits
- Retail	10.9	10.3	5.8%	10.0	9.0%
- Corporate	12.5	11.7	6.8%	11.8	5.9%

Total customer deposits	23.4	22.0	6.4%	21.8	7.3%

Loan:deposit ratio (excluding repos)	85%	91%	(600bp)	93%	(800bp)

Risk-weighted assets (3)	10.5	10.4	1.0%	11.1	(5.4%)

Note:

(1)
Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by the RBS Group to W&G.  Expenses incurred by W&G were: H1 2014 - £173 million; FY 2014 - £352 million; H1 2015 - £171 million.

(2)
Operating profit includes; £7 million profit in Commercial Banking (H1 2014 - £8 million profit; FY 2014 - £14 million profit); £1 million profit in RCR (H1 2014 - £1 million profit; FY 2014 - £3 million profit); £60 million loss in Central items (H1 2014 - £81 million loss; FY 2014 - £160 million loss); the remainder of W&G is reported in UK PBB.

(3)	RWAs on an end-point CRR basis.

Key points

•	Operating profit increased to £204 million in H1 2015 compared with £151 million in H1 2014, driven mainly by lower operating expenses and net impairment releases.

•
Total income of £426 million compared with £435 million in H1 2014. Net interest income was broadly flat with improved deposit income from higher balances and stronger margins, offset by lower asset income as a result of margin compression. Non-interest income was down £6 million to £98 million reflecting lower fee income.

•	Net interest margin has remained flat at 3.39%.

•
Operating expenses fell £21 million to £232 million in H1 2015 compared with £253 million in H1 2014 reflecting lower FSCS levy and compensation costs and lower fraud levels, partially offset by an increase in staff expenses as the business prepares for divestment.

•	Impairment release for H1 2015 were £10 million compared with a net charge of £31 million for H1 2014, as a result of lower levels of defaults across all portfolios and portfolio provision releases.

•	Deposits grew by £1.4 billion to £23.4 billion in H1 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary